Exhibit 99.1

FOAMIX PHARMACEUTICALS LTD.

2 Holzman Street, Weizmann Science Park
Rehovot, Israel

May 18, 2015

________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2015
________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Foamix Pharmaceuticals Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Monday, June 22, 2015, at our offices located at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	ratify the election of each of Dr. Anna Kazanchyan and Dr. Aaron Schwartz as directors of the Company;

(2)
appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as our independent registered public accounting firm for the year ending December 31, 2015, and authorize the Company’s board of directors, or the Board, to determine the compensation of the auditors;

(3)	approve the Company’s executives and directors compensation policy;

(4)	approve the following resolutions with regard to Dr. Dov Tamarkin, in his capacity as Chief Executive Officer of the Company:

(a)
grant Dr. Tamarkin a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)	increase the annual base salary of Dr. Tamarkin, to $290,000, effective January 1, 2015;

(c)
grant Dr. Tamarkin options to purchase 45,000 ordinary shares of the Company at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date, vesting over 4 years in equal parts, and

(d)	grant Dr. Tamarkin 18,000 restricted stock units of the Company (“RSUs”), vesting over 4 years in equal parts;

(5)	approve the following resolutions with regard to Meir Eini, in his capacity as Chief Innovation Officer of the Company:

(a)
grant Mr. Eini a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)	increase the annual base salary of Mr. Eini to $283,500, effective January 1, 2015;

(c)
grant Mr. Eini options to purchase 36,000 ordinary shares of the Company at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date, vesting over 4 years in equal parts;

(d)	grant Mr. Eini 18,000 RSUs, vesting over 4 years in equal parts;

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2014, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Board recommends that you vote “FOR” each of the above Proposals that are further described in the attached proxy statement.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Thursday, May 21, 2015 are entitled to notice of and to vote at the Meeting.

The vote of all Company shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.  Your proxy card, if properly executed, will be voted in the manner directed by you.  If no direction is made, your proxy will be voted “FOR” the Proposals described above, except for Proposals 3 and 4.  You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Meeting and vote in person even if you have previously signed a proxy card.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use.  You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares.  You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage paid envelope as promptly as possible to our address below, c/o Ilan Hadar, our Chief Financial Officer, or CFO. If voting by mail, the proxy must be received by our CFO at our registered office at least 48 hours prior to the Meeting (that is, by 3:00 p.m. Saturday, June 20, 2015) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee), who do not expect to attend the Meeting in person, may vote their shares by following the voting instruction form provided to them by their broker, trustee or nominee and mailing the proxy card as further explained in the relevant instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet, if so indicated on their voting instruction form.

Approval of each of the above Proposals requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

In addition, the approval of Proposals 3 and 4 require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposals 3 and 4, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing at the “Investor Relations” section of our website, www.foamix.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.foamix.co.il under the tab “—Investors – Financials & Filing – Financial Reports & Proxies”. The full text of the proposed resolutions, together with the form of proxy for the Meeting, may also be viewed beginning on May 18, 2015, at the registered office of our Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-8-9316233.

Sincerely, /s/ Meir Eini Meir Eini Chairman of the Board of Directors

- ii -

_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Foamix Pharmaceuticals Ltd., to which we refer as Foamix or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Monday, June 22, 2015, at our offices located at 2 Holzman St., Weizmann Science Park, Weizmann Science Park, Rehovot, Israel.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of Foamix ordinary shares, on or about May 18, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Thursday, May 21, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	ratify the election of each of Dr. Anna Kazanchyan and Dr. Aaron Schwartz as directors of the Company;

(2)
appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as our independent registered public accounting firm for the year ending December 31, 2015, and authorize the Company’s board of directors, or the Board, to determine the compensation of the auditors;

(3)	approve the Company’s executives and directors compensation policy;

(4)	approve the following resolutions with regard to Dr. Dov Tamarkin, in his capacity as Chief Executive Officer of the Company:

(a)
grant Dr. Tamarkin a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)	increase the annual base salary of Dr. Tamarkin, to $290,000, effective January 1, 2015;

(c)
grant Dr. Tamarkin options to purchase 45,000 ordinary shares of the Company at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date, vesting over 4 years in equal parts, and

(d)	grant Dr. Tamarkin 18,000 restricted stock units of the Company (“RSUs”), vesting over 4 years in equal parts;

(5)	approve the following resolutions with regard to Meir Eini, in his capacity as Chief Innovation Officer of the Company:

(a)
grant Mr. Eini a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)	increase the annual base salary of Mr. Eini to $283,500, effective January 1, 2015;

(c)
grant Mr. Eini options to purchase 36,000 ordinary shares of the Company at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date, vesting over 4 years in equal parts;

(d)	grant Mr. Eini 18,000 RSUs, vesting over 4 years in equal parts;

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2014.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum

On May 1, 2015, we had 30,083,872 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Thursday, May 21, 2015, is entitled to one vote upon each of the Proposals to be presented at the Meeting. Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business days afterwards. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each of the above Proposals requires the majority of the voting power present and voting at the Meeting (or at any adjournment thereof).

In addition, the approval of Proposals 3 and 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposal 3 and 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of Proposals 3 and 4 (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposals 3 and 4.

A “personal interest” of a shareholder, for purposes of Proposal 3 and 4, includes the interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer, but excludes (a) a personal interest that does not derive from a shareholder’s ties with a controlling shareholder; and (b) an interest arising solely from the ownership of Ordinary Shares of the Company.  In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 3 and 4, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 3 and 4. Since it is highly unlikely that any of our public shareholders has a personal interest in Proposals 3 and 4 and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to Proposals 3 and 4. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3 and 4, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our Chief Financial Officer, or CFO, Ilan Hadar, at ilan.hadar@foamixpharma.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our CFO on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website, www.foamix.co.il, under the tab “—Investors – Financials & Filing – Financial Reports & Proxies”, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our CFO via e-mail to ilan.hadar@foamixpharma.com or via fax no. +972-8-9474356. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, not later than forty-eight (48) hours before the time fixed for the Meeting, that is, 3:00 p.m. on Saturday, June 20, 2015.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 3 and 4. However, in the case of a voting instruction form, your broker will not be permitted to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items”.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, May 21, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CFO of the Company (as described under “—How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least forty eight (48) hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 18, 2015. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.foamix.co.il, under the tab “—Investors – Financials & Filing – Financial Reports & Proxies”. The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 1, 2015 by (i) each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of May 1, 2015 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially is based on 30,083,872 Ordinary Shares outstanding as of May 1, 2015. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Foamix Pharmaceuticals Ltd., 2 Holzman Street, Weizmann Science Part, Rehovot, Israel.

Name	Number and Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders (other than directors and executive officers)	Number	Percent
Tamarkin Medical Innovation Ltd.(1)	2,943,783	9.78%
Meir Eini Holdings Ltd.(2)	3,008,641	9.99%
Directors and Executive Officers
Dr. Dov Tamarkin(3)	2,943,783	9.78%
Meir Eini(4)	3,008,641	9.99%
Dr. Stanley Hirsch(5)	231,172	*
David Schuz(6)	64,688	*
Dr. Mitchell Shirvan(7)	13,688	*
Ilan Hadar(8)	13,688	*
Yohan Hazot	-	-
David Domzalski	-	-
Alvin Howard	-	-
Dr. Herman Ellman	-	-
Rex Bright	-	-
Dr. Darrell Rigel	-	-
Stanley Stern	-	-
Dr. Anna Kazanchyan	-	-
Dr. Aaron Schwartz	-	-
All Directors and Executive Officers as a Group(9)	6,275,660	20.63%

*	Less than 1%

(1)
Consists of (i) 2,941,689 ordinary shares and (ii) 2,094 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share. The address of Tamarkin Medical Innovation Ltd. is 537 Har Hila St., Modiin-Maccabim-Reut 7179901, Israel.

(2)
Consists of (i) 2,987,781 ordinary shares and (ii) 20,860 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share. The address of Meir Eini Holdings Ltd. is 2 Hashaked St., Ness-Ziona 7408711, Israel.

(3)	Consists of the shares held by Tamarkin Medical Innovation Ltd., a company beneficially owned by Dov Tamarkin, as set out in footnote (1) above.

(4)	Consists of the shares held by Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, as set out in footnote (2) above.

(5)
Consists of (i) 12,448 ordinary shares; (ii) 6,224 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; and (iii) 212,500 ordinary shares issuable to ZEAS Technology and Science Management Ltd., a company beneficially owned by Stanley Hirsch, upon exercise of outstanding options at a price of $0.62 per share.

(6)	Consists of 64,688 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share.

(7)
Consists of (i) 7,656 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (ii) 6,031 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share.

(8)
Consists of (i) 7,656 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (ii) 6,031 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share.

(9)	Consists of 15 persons.

PROPOSAL 1

RATIFICATION OF ELECTION OF EACH OF DR. ANNA KAZANCHYAN AND DR. AARON SCHWARTZ AS DIRECTORS OF THE COMPANY

Background

The Board is authorized to appoint new members to fill in the offices of directors that have been vacated or that remain unfilled, except with regard to vacated offices of external directors. Generally, the Board seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition, such as the requirement for independence and gender diversity among the Board members.

In recent months, our Board appointed Dr. Anna Kazanchyan and Dr. Aaron Schwartz as directors to fill in vacated and unfilled offices, and now wishes to have these appointments ratified by the general meeting of the shareholders as a matter of good practice and governance. As evident from their credentials below, both Dr. Kazanchyan and Dr. Schwartz are well qualified for the position and are each expected to contribute significantly to Foamix. The Board has further determined that each of Dr. Kazanchyan and Dr. Schwartz satisfies the independent director requirements under the Israeli Companies Law and the NASDAQ Listing Rules.

The directors of the Company, other than external directors, serve for an indefinite term until alternate nominees are proposed and elected to replace them by the Board or by the shareholders at any subsequent annual general meeting, as set out in the Company’s articles of association.

The nominees for ratification as directors are:

Dr. Anna Kazanchyan, M.D., has served as our director since December 2014. Dr. Kazanchyan is a biotechnology executive with more than 15 years of experience at Wall Street firms, biopharmaceutical companies and as an entrepreneur. Dr. Kazanchyan is the founder and Managing Partner of Primary i-Research, LLC, where she provides due diligence to leading healthcare investment funds and evaluates investment prospects of biopharmaceutical companies based on the scientific, clinical, regulatory, and commercial outlook for their products. In addition, she has been a strategic advisor to CEOs of biopharmaceutical companies (start-ups to global companies) and has advised companies on matters related to business development, regulatory strategy, marketing and commercial/competitive landscape. Previously, Dr. Kazanchyan was Senior Biotechnology Analyst at Wachovia Securities, and was a member of the biotechnology equity research teams at Goldman Sachs and Citigroup. She received an M.D. from Harvard Medical School and a B.A. in biology, summa cum laude, from Clark University.

Dr. Aaron Schwartz has served as our director since May 2015. Dr. Schwartz served in a number of positions at Teva Pharmaceutical Industries Ltd., or Teva, from 1975 through 2011. After serving 7 years as the head of the pharmaceutical division of Teva in Israel, Dr. Schwartz created the Copaxone division of Teva in 1992 and led it for 9 years. During those years the drug was registered and commercialized in the U.S., Europe and many other countries making it the most successful Israeli innovative drug. His most recent position was Vice President, Head of Teva Innovative Ventures - TIV, which he held from 2008 to 2011. Under the TIV umbrella, Teva invested in more than 20 biotechnology companies in Israel and the US, gaining rights to promising new drugs, including GamidaCell, MediWound, CureTech and Alcobra.  Dr. Schwartz is currently chairman of the board for several life science companies, including DPharm Ltd., BioCancell Ltd., CureTech Ltd., BiolineRx and Biomas Ltd. Dr. Schwartz also serves on the board of directors of Protalix Ltd. and as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received a Ph.D. in organic chemistry from the Weizmann Institute, an M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. He recently received a second Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

•	“RESOLVED, to ratify the election of each of Dr. Anna Kazanchyan and Dr. Aaron Schwartz as directors of the Company"

The ratification of each of the nominees above will be voted upon separately at the Meeting.

Required Majority

Approval of Proposal 1 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1.

PROPOSAL 2

THE APPOINTMENT OF KESSELMAN & KESSELMAN, A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2015 AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF THE AUDITORS.

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2015.

Shareholders are being asked to approve the appointment of Kesselman & Kesselman as the Company’s independent auditors for 2015, and to authorize the Company’s Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an Independent registered public accounting firm as the Company's independent public accountants for the fiscal year ending December 31, 2015 be, and it hereby is, approved, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 2 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” proposal 2

PROPOSAL 3

APPROVAL OF THE COMPANY'S EXECUTIVES AND DIRECTORS COMPENSATION POLICY

Background

Pursuant to the Israeli Companies Law, a public company, including a company whose shares are only publicly-traded outside of Israel, such as Foamix, is required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by Israel’s Companies Law.  In accordance with Israeli law, following an initial public offering (IPO), a company is required to adopt such a policy within nine months of the date the company becomes a public company.  In the case of Foamix, the deadline for adopting the policy is June 2015, nine months after its IPO.

Pursuant to the Israeli Companies Law, 5759-1999, or the Companies Law, the adoption, amendment and restatement of the compensation policy is to be recommended by the compensation committee of the Board, or the Compensation Committee, and approved by the Board and by our shareholders.

Our Compensation Committee reviewed and adopted a written compensation policy for our executives and directors, which address the items prescribed by the Companies Law.  A Copy of the proposed compensation policies for executives and directors are attached as Annex A to this proxy statement.  Our Board subsequently approved the policy and recommended that it be adopted by the shareholders.

Proposed Resolution

The shareholders are being requested to adopt the following resolutions:

"RESOLVED, to adopt Foamix Pharmaceuticals Ltd.’s Executives and Directors Compensation Policy substantially in the form attached as Annex A hereto."

Vote Required

Approval of Proposal 3 requires a special majority as discussed in “Vote Required for Approval of Each of the Proposals” above.  Please further refer to that section for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 3.

Board Recommendation

The Board recommends a vote “FOR” the approval of Proposal 3.

PROPOSAL 4

APPROVAL OF INCREASE OF BASE SALARY AND GRANT OF OPTIONS AND RESTRICTED STOCK UNITS TO DR. DOV TAMARKIN

Background

The Companies Law provides that the compensation of a company’s directors requires shareholder approval. This includes both cash compensation and compensation in the form of equity awards.

The Compensation Committee and the Board have reviewed and considered the compensation of Dr. Dov Tamarkin in his capacity as the Chief Executive Officer, in view and recognition of:

(i)        his contribution to the success of the Company’s initial public offering, or IPO, the Company's follow-on offering, concluded in April 2015 and the equity financing that preceded the IPO;

(ii)       his contribution to the recruitment of key executives and advisors with exceptional track records in the industry, including for the positions of president of the Company’s U.S. subsidiary, vice president of regulatory affairs and vice president of clinical development;

(iii)      his contribution to the successful pre-IND (investigational new drug) meeting with the U.S. Food and Drug Administration, or FDA, in which the FDA confirmed that the phase II clinical trial of FMX101, the Company’s lead product candidate for moderate-to-severe acne, was sufficient as a guide to design phase III trials of FMX101 without conducting further phase II clinical trials;

(iv)      his contribution to the successful completion of patient enrollment for and launch of a phase II clinical trial for FDX104, the Company’s product candidate for treatment of chemotherapy-induced acne-like rashes, in October 2014;

(v)       the increase in the scope of his roles and responsibilities and the challenges facing the Company following the IPO and in gearing-up toward the launch of phase III clinical trials of FMX101;

(vi)      the Company’s plans and goals for 2015 and onwards and the significance of the Company’s leadership in executing such plans and achieving such goals;

(vii)     the compensation of executives in similar positions in comparable companies; and

(viii)    the provisions and principles of the Company’s compensation policy, as proposed to be approved in this Meeting;

- and resolved, based on such considerations, as follows:

(a)       Cash Bonus: grant Dr. Tamarkin a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)       Base Salary: increase the annual base salary of Dr. Tamarkin from $270,000 to $290,000, effective January 1, 2015. Since Dr. Tamarkin’s salary is paid in Israeli Shekels, and in order to avoid uncertainties resulting from currency exchange fluctuations, it is proposed to make such payments based on a fixed exchange rate of $1 = NIS 4.00 (the current representative exchange rate, as of May 14, 2015, was $1 = NIS 3.819);

(c)       Options Award: grant Dr. Tamarkin options to purchase 45,000 ordinary shares of the Company, NIS 0.16 par value each (“ordinary shares”), at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date. These options shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Dr. Dov Tamarkin is still an employee or an executive officer of the Company at such time) and

(d)       RSU Award: grant Dr. Tamarkin 18,000 restricted stock units, or RSUs. These RSUs will vest over 4 years in equal parts, so that 25% of the RSUs shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Dr. Dov Tamarkin is still an employee or an executive officer of the Company on each vesting date).

We believe that the equity awards are consistent with our compensation policy (as proposed to be approved in this Meeting) and its objectives, including (i) aligning Dr. Tamarkin’s interests with the Company’s and the shareholders' interests and incentivizing him to create long term economic value to the Company, (ii) creating fair and reasonable incentives, considering the Company’s size, characteristics and type of activity, (iii) creating a proper balance between fixed and variable compensation components and rewards for both short term and long term results contributing to sustainable business performance over time, and (iv) rewarding him for his added value to the Company given his credentials, expertise and experience and in light of the scope of the roles and responsibilities he has assumed.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve (a) the grant to Dr. Tamarkin of a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan; (b) the increase of the annual base salary of Dr. Tamarkin from $270,000 to $290,000, effective January 1, 2015. Since Dr. Tamarkin’s salary is paid in Israeli Shekels, and in order to avoid uncertainties resulting from currency exchange fluctuations, it is resolved that such payments shall be based on a fixed exchange rate of $1 = NIS 4.00; (c) the grant to Dr. Tamarkin of options to purchase 45,000 ordinary shares of the Company, NIS 0.16 par value each (“ordinary shares”), at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date. These options shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Dr. Dov Tamarkin is still an employee or an executive officer of the Company at such time) and (d) the grant to Dr. Tamarkin of 18,000 restricted stock units, or RSUs. These RSUs will vest over 4 years in equal parts, so that 25% of the RSUs shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Dr. Dov Tamarkin is still an employee or an executive officer of the Company on each vesting date)”.

Required Majority

Approval of Proposal 4 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Dr. Tamarkin has informed the Company that he will procure that Tamarkin Medical Innovation Ltd., a company wholly owned and controlled by him and holding approximately 9.8% of the issued and outstanding share capital of the Company, will abstain from voting on Proposal 4, although such abstention is not required by applicable law.  In addition, the approval of Proposals 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of Proposal 4 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against Proposal 4 does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” above for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposal 4, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of such Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4

PROPOSAL 5

APPROVAL OF INCREASE OF BASE SALARY AND GRANT OF OPTIONS AND RESTRICTED STOCK UNITS TO MR. MEIR EINI

Background

The Companies Law provides that the compensation of a company’s directors requires shareholder approval. This includes both cash compensation and compensation in the form of equity awards.

The Compensation Committee and the Board have reviewed and considered the compensation of Mr. Meir Eini in his capacity as the Chief Innovation Officer, in view and recognition of:

(i)        his vast knowledge and experience in the pharmaceutical industry and his instrumentality in advancing the Company’s research and development efforts and clinical trials, as well as its financing, administration, management team and human resources;

(ii)       his contribution to the success of the Company’s IPO, the Company's follow-on offering concluded in April 2015 and the equity financing that preceded the IPO;

(iii)      the increase in the scope of his roles and responsibilities and the challenges facing the Company following the IPO and in gearing-up toward the launch of phase III clinical trials of FMX101;

(iv)      the Company’s plans and goals for 2015 and onwards and the significance of the Company’s leadership in executing such plans and achieving such goals;

(v)       the compensation of executives in similar positions in comparable companies; and

(vi)      the provisions and principles of the Company’s compensation policy, as proposed to be approved in this Meeting;

- and resolved, based on such considerations, as follows:

(a)       Cash Bonus: grant Mr. Eini a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of  May 14, 2015) for the year 2014, equivalent to 85% of the maximum cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan;

(b)       Base Salary: increase the annual base salary of Mr. Eini from $270,000 to $283,500, effective January 1, 2015. Since Mr. Eini’s salary is paid in Israeli Shekels, and in order to avoid uncertainties resulting from currency exchange fluctuations, it is proposed to make such payments based on a fixed exchange rate of $1 = NIS 4.00 (the current representative exchange rate, as of May 14, 2015, was $1 = NIS 3.819);

(c)       Options Award: grant Mr. Eini options to purchase 36,000 ordinary shares of the Company, NIS 0.16 par value each (“ordinary shares”), at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date. These options shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Mr. Meir Eini is still an employee or an executive officer of the Company at such time) and

(d)       RSU Award: grant Mr. Eini 18,000 RSUs. These RSUs will vest over 4 years in equal parts, so that 25% of the RSUs shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Mr. Meir Eini is still an employee or an executive officer of the Company on each vesting date).

We believe that the equity awards are consistent with our compensation policy (as proposed to be approved in this Meeting) and its objectives, including (i) aligning Mr. Eini’s interests with the Company’s and the shareholders’ interests and incentivizing him to create long term economic value to the Company, (ii) creating fair and reasonable incentives, considering the Company’s size, characteristics and type of activity, (iii) creating a proper balance between fixed and variable compensation components and rewards for both short term and long term results contributing to sustainable business performance over time, and (iv) rewarding him for his added value to the Company given his credentials, expertise and experience and in light of the scope of the roles and responsibilities he has assumed.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve (a) the grant to Mr. Eini of a cash bonus of NIS 459,000 (equivalent to approx. $120,200, according to the representative exchange rate, published by Bank of Israel as of May 14, 2015)   for the year 2014, equivalent to 85% of the target cash bonus of 6 monthly salaries set for him in the Company’s 2014 bonus plan; (b) the increase of the annual base salary of Mr. Eini from $270,000 to $283,500, effective January 1, 2015. Since Mr. Eini’s salary is paid in Israeli Shekels, and in order to avoid uncertainties resulting from currency exchange fluctuations, it is resolved to make such payments based on a fixed exchange rate of $1 = NIS 4.00; (c) the grant to Mr. Eini of options to purchase 36,000 ordinary shares at an exercise price equal to the average market price of the ordinary shares during the 30 trading days prior to the grant date. These options shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Mr. Meir Eini is still an employee or an executive officer of the Company at such time) and (d) the grant to Mr. Eini of 18,000 restricted stock units, or RSUs. These RSUs will vest over 4 years in equal parts, so that 25% of the RSUs shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that Mr. Meir Eini is still an employee or an executive officer of the Company on each vesting date)”.

Required Majority

Approval of Proposal 5 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 5

ADDITIONAL AGENDA ITEM

REVIEW OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2014

Background

Pursuant to Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2014. No proposal is presented, and no resolution is required in this matter. The annual report of the Company on form 20-F for the year ended December 31, 2014, or the Annual Report, including the audited consolidated financial statements of the Company for such period, was filed by the Company with the SEC on March 17, 2015, and is available on the Company’s website at www.foamix.co.il under the tab “—Investors – Financials & Filing – SEC Filing” and on the SEC’s website at www.sec.gov.

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended on December 31, 2014, please refer to Section 6.B (“—Compensation – Compensation of Executive Officers and Directors”) of the Company’s Annual Report.

ADDITIONAL INFORMATION

The Company’s final prospectus from its initial public offering, filed with the SEC on Form F-1 on September 17, 2014, the Company’s annual report for the year ended December 31, 2014, filed with the SEC on Form 20-F on March 17, 2015 and the Company’s final prospectus from its follow-on public offering, filed with the SEC on Form F-1 on April 15, 2015, are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors – Financials & Filing – Financial Reports & Proxies” in the Company’s website at www.foamix.co.il.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: /s/ Meir Eini Meir Eini Chairman of the Board of Directors
Rehovot, Israel
May 18, 2015